Merrill Lynch International
20 June 2007

FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

CONNECTED EXEMPT PRINCIPLE TRADER:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EPT Merrill Lynch International

Date of disclosure 20 June 2007

Date of dealing 19 June 2007

Telephone number 020 7996 3565

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

19 June 2007

Kensington Group Plc — Common

Investec Plc — Common

Investec Limited — Common

Imperial Chemical Industries Plc — Common

Alliance Boots Plc — Common

AMENDMENT

state which element(s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:0207 638 0129

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH
RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING
CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader Merrill Lynch International

Company dealt in Kensington Group Plc

Class of relevant security to which the dealings Common
being disclosed relate

Date of dealing 19/06/2007

2. DEALINGS

(a) Purchases and sales

Total number of securities Highest price paid Lowest price paid purchased

15,959 GBP 4.75 GBP 4.75

Total number of securities sold Highest price received Lowest price received

35,900 GBP 4.76 GBP 4.76

(b) Derivatives transactions (other than options)

Product name, Short/Long Number of securities Price per unit
eg. CFD

(c) Options transactions in respect of existing securities

Product name Writing, Number of Exercise Type, e.g. Type, e.g. Option money selling, eg call option purchasing, securities under price American, American, paid/received varying etc. option European etc European etc per unit

(ii) Exercising

Product name Number of securities under Exercise price
eg call option option

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 20/06/2007

Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Investec Plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader Merrill Lynch International

Company dealt in Imperial Chemical Industries Plc

Class of relevant security to which the dealings Common
being disclosed relate

Date of dealing 19/06/2007

2. DEALINGS

(a) Purchases and sales

Total number of securities Highest price paid Lowest price paid purchased

8,262,521 GBP 6.38 GBP 6.36

Total number of securities sold Highest price received Lowest price received

1,164,536 GBP 6.47 GBP 6.37

(b) Derivatives transactions (other than options)

Product name, Short/Long Number of securities Price per unit
eg. CFD

LONG CFD LONG 150,000 GBP 4.67

Product name, Short/Long Number of securities Price per unit
eg. CFD

LONG CFD SHORT 150,000 GBP 4.80

(c) Options transactions in respect of existing securities

Product name Writing, Number of Exercise Type, e.g. Type, e.g. Option money selling, eg call option purchasing, securities under price American, American, varying etc. option European etc European etc paid/received per unit

(ii) Exercising

Product name Number of securities under Exercise price
eg call option option

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 20/06/2007

Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Imperial Chemical Industries Plc
Nature of connection # Advisor

FORM 38.5

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS

(Rule 38.5 of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader Merrill Lynch International

Company dealt in Alliance Boots Plc

Class of relevant security to which the dealings Common

being disclosed relate

Date of dealing 19/06/2007

2. DEALINGS

(a) Purchases and sales

Total number of securities Highest price paid Lowest price paid purchased

46,097 GBP 11.34 GBP 11.29

Total number of securities sold Highest price received Lowest price received

49,728 GBP 11.35 GBP 11.29

(b) Derivatives transactions (other than options)

Product name, Short/Long Number of securities Price per unit
eg. CFD

Long Swap LONG 4,000 GBP 11.30

Product name, Short/Long Number of securities Price per unit
eg. CFD

Short Swap SHORT 4,000 GBP 11.31

(c) Options transactions in respect of existing securities

Product name Writing, Number of Exercise Type, e.g. Type, e.g. Option money selling,
eg call option purchasing, securities under price American, American, varying etc. option European etc European etc paid/received

per unit

(ii) Exercising

Product name Number of securities under Exercise price

eg call option option

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 20/06/2007

Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Kohlberg Kravis Roberts & Co
Nature of connection # Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH
RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING
CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader Merrill Lynch International

Company dealt in Investec Plc

Class of relevant security to which the dealings Common
being disclosed relate

Date of dealing 19/06/2007

2. DEALINGS

(a) Purchases and sales

Total number of securities Highest price paid Lowest price paid purchased

341,111 GBP 6.88 GBP 6.79

Total number of securities sold Highest price received Lowest price received

5,258 GBP 6.91 GBP 6.82

(b) Derivatives transactions (other than options)

Product name, Short/Long Number of securities Price per unit
eg. CFD

(c) Options transactions in respect of existing securities

Product name Writing, Number of Exercise Type, e.g. Type, e.g. Option money selling, eg call option purchasing, securities under price American, American, paid/received varying etc. option European etc European etc per unit

(ii) Exercising

Product name Number of securities under Exercise price
eg call option option

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 20/06/2007

Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Investec Plc
Nature of connection # Advisor

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH
RECOGNISED INTERMEDIARY STATUS DEALING IN CLIENT-SERVICING
CAPACITY

(Rule 38.5(a) of The City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of exempt principal trader Merrill Lynch International

Company dealt in Investec Limited

Class of relevant security to which the dealings Common
being disclosed relate

Date of dealing 19/06/2007

2. DEALINGS

(a) Purchases and sales

Total number of securities Highest price paid Lowest price paid purchased

6,728 ZAR 95.50 ZAR 93.40

Total number of securities sold Highest price received Lowest price received

6,728 ZAR 94.22 ZAR 93.45

(b) Derivatives transactions (other than options)

Product name, Short/Long Number of securities Price per unit

eg. CFD

(c) Options transactions in respect of existing securities

Product name Writing, Number of Exercise Type, e.g. Type, e.g. Option money selling, eg call option purchasing, securities under price American, American, paid/received varying etc. option European etc European etc per unit

(ii) Exercising

Product name Number of securities under Exercise price

eg call option option

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 20/06/2007

Contact name Alasdair Coutts-Britton
Telephone number +44 20 7996 3565
Name of offeree/offeror with whom connected Investec Plc
Nature of connection # Advisor